Alithya announces the appointment of Nicolas Lavoie as Chief Financial Officer
MONTREAL, November 14, 2024 – Alithya Group inc. (TSX: ALYA) (“Alithya”) announces today the appointment of Nicolas Lavoie as Chief Financial Officer, effective December 9, 2024.
With nearly 30 years of experience with public and private multinational companies operating in the entertainment & technology, media, mining, and manufacturing sectors, Mr. Lavoie will lead the finance function of Alithya as it progresses through the implementation of its fiscal 2025-2027 strategic plan.
Mr. Lavoie’s extensive background includes a proven track record in structuring and executing strategic acquisitions that drive market positioning and international expansion. His expertise spans a diverse range of transaction types, including acquisitions, debt and equity financing, and strategic partnerships. He also brings strong experience in financial planning & analysis (FP&A), and public reporting.
Prior to joining Alithya, Mr. Lavoie was the Chief Financial and Administrative Officer since 2022, and Chief Financial Officer from 2018 to 2022, of Groupe Solotech Inc. (“Solotech”). In these roles, he led Solotech’s finance strategies and operations, as well as mergers and acquisitions, and contributed to several transactions.
Prior to joining Solotech, among other positions he previously held, Mr. Lavoie was Senior Vice President, Finance of Gildan Activewear from 2012 to 2018, and Vice President, Corporate Finance and Treasury at Consolidated Thompson Iron Mines from 2010 to 2011. He also held roles of increasing responsibilities within the Yellow Pages Group from 2004 to 2010, including as Vice President, Finance and Treasurer, and Chief Financial Officer of one of its subsidiaries, Trader Corporation, and previously within Quebecor World from 1998 to 2004 in corporate finance and treasury roles.
Mr. Lavoie holds a bachelor’s degree in Business Administration from Université Laval, and is a Chartered Professional Accountant (CPA) and a Chartered Financial Analyst (CFA).
Quote by Paul Raymond, President and Chief Executive Officer:
“We are proud to announce the appointment of Nicolas Lavoie as Chief Financial Officer. Nicolas brings a wide range of experience in leadership roles focused on strategic transformations, operational excellence and accelerating growth through M&A. Nicolas will be supported by a strong finance team, including Debbie Di Gregorio, Vice President, Finance, who has stepped in as Interim CFO over these past few months. We want to thank Debbie for her unwavering support and commitment during such a transition period.”
Quote by Nicolas Lavoie, Chief Financial Officer:
“I’m excited to be joining a company with a strong reputation in the ever-expanding digital transformation market. Since going public in 2018, Alithya has demonstrated a capacity to increase its scale as a value-added trusted advisor and expand in international markets. I am joining Alithya to help accelerate the next phase of sustainable profitable growth.”
About Alithya
Empowered by the passion and enthusiasm of a talented global workforce, Alithya is positioned on the crest of the digital wave as a trusted advisor in strategy and digital technology services. Transforming the world one digital step at a time, Alithya leverages collective intelligence and expertise to develop practical IT solutions tailored to complex business challenges. As shared stewards of its clients' success, Alithya accompanies them through the full cycle of their digital evolutions, paving new roads to the future of their businesses.

Living up to its name, meaning truth, Alithya embraces a business model that avoids industry buzzwords and technical jargon to deliver straight talk provided by collaborative teams focused on three main pillars: strategic consulting, enterprise transformation, and business enablement.
With two gender parity certifications obtained in Canada and the United States, and in pursuit of indigenous relations and carbon neutral certifications, Alithya strives to balance its desire to do the right thing with its commitment to doing things right.

Information:
Benjamin Cerantola
Director of Communications
benjamin.cerantola@alithya.com